UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 31, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 31, 2020

As of December 31, 2020, our net asset value (“NAV”) per common share is $10.03. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2020 [1]	September 30, 2020 [1]
ASSETS
Investments, at fair value	$95,714	$119,810
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	82,417	106,659
Other real estate investments, at fair value	13,297	13,151
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	48,167	24,899
Current interest receivable	757	960
Other assets	7,723	16
Total Assets	$152,361	$145,685

LIABILITIES
Accounts payable	$1,013	$406
Due to related party	303	290
Note payable	211	-
Dividends payable [2]	2,384	2,329
Settling subscriptions	352	653
Total Liabilities	$4,263	$3,678

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; 14,758,409 and 14,130,582 shares outstanding, net of accumulated amortization of deferred offering costs, on December 31, 2020 and September 30, 2020, respectively	$112,581	$108,659
Retained Earnings (Accumulated deficit)	33,735	32,457
Net adjustments to fair value	1,782	891
NET ASSETS	$148,098	$142,007
NET ASSET VALUE PER SHARE, on 14,758,409 and 14,130,582 shares outstanding for the periods ended December 31, 2020 and September 30, 2020, respectively [3]	$10.03	$10.05

[1] Estimated Balance Sheets as of December 31, 2020 and September 30, 2020.

[2] This amount does not include accrual for dividends payable that were declared before December 31, 2020 that relate to the first quarter of 2021 or dividends payable that were declared before September 30, 2020 that relate to the fourth quarter of 2020, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2020 and September 30, 2020, respectively.

On January 1, 2021, the Company announced that its net asset value per share (“NAV”) as of December 31, 2020 is $10.03 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2021 the per share purchase price of our Common Shares will be $10.03 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended December 31, 2020, we expect to redeem approximately 252,850 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from June 30, 2016 to December 31, 2020.

Date	NAV Per Share
June 30, 2016	$9.91
September 30, 2016	$9.92
December 31, 2016	$9.88
March 31, 2017	$9.84
June 30, 2017	$9.82
September 30, 2017	$9.80
December 31, 2017	$9.81
March 31, 2018	$9.86
June 30, 2018	$9.88
September 30, 2018	$9.89
December 31, 2018	$9.91
March 31, 2019	$9.96
June 30, 2019	$9.97
October 1, 2019	$9.98
December 31, 2019	$10.00
March 31, 2020	$9.98
June 30, 2020	$10.04
September 30, 2020	$10.05
December 31, 2020	$10.03

Update to January 2021 Distribution

On December 29, 2020, we announced a daily distribution of $0.0013698630 per share (the “January 2021 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2021 and ending on January 31, 2021 (the “January 2021 Distribution Period”). As of January 1, 2021, the January 2021 Daily Distribution Amount equates to approximately 4.99% on an annualized basis calculated at the current rate, assuming a $10.03 per share purchase price.

Real Estate Performance

The Company experienced a slight decrease in NAV with only a small number of adjustments to value. The borrower for 1923 9th St NW, the property associated with the senior loan provided by the fund for the construction of a mixed-use condo building in Washington, DC, is continuing with the sale of the remaining units and the retail space. However, the asset was previously placed into default as a result of the borrower struggling to meet the projected sellout pricing and it is anticipated that the impact of COVID-19 on local small businesses has likely led to a near-term decrease in value of the retail portion of the asset.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 1, 2021